 Filed pursuant to Rule 424(b)(3)

Under the Securities Act of 1933, as amended

Registration No. 333-276208

PROSPECTUS

ShiftPixy, Inc.

94,375 Shares of Common Stock

Pursuant to this prospectus, the selling stockholder identified herein is offering on a resale basis 94,375 shares of common stock issuable upon exercise of warrants (the “Private Placement Warrants”) issued pursuant to a securities purchase agreement, dated October 5, 2023 (the “Purchase Agreement”). The Private Placement Warrants were issued upon closing of the Purchase Agreement on October 10, 2023, are exercisable for a period of five years commencing April 10, 2024 (six months from issuance) and have an exercise price of $30.504 per share.

We will not receive any of the proceeds from the sale by the selling stockholder of the common stock. Upon any exercise of the Private Placement Warrants by payment of cash, however, we will receive the exercise price of the Private Placement Warrants.

The selling stockholder may sell or otherwise dispose of the common stock covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholder may sell or otherwise dispose of the common stock covered by this prospectus in the section entitled “Plan of Distribution” on page 7. Discounts, concessions, commissions and similar selling expenses attributable to the sale of common stock covered by this prospectus will be borne by the selling stockholder. We will pay all expenses (other than discounts, concessions, commissions and similar selling expenses) relating to the registration of the common stock with the Securities and Exchange Commission, or the SEC.

Our common stock is listed on The Nasdaq Capital Market (“Nasdaq”), under the symbol “PIXY.” On December 20, 2023, the last reported sale price of our common stock was $6.24 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 2, 2024

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PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in or incorporated by reference in this prospectus and does not contain all the information that you should consider before investing in our securities. You should read the entire prospectus carefully, especially “Risk Factors” and the financial statements and related notes and other information incorporated by reference into this prospectus, before deciding whether to participate in the offering described in this prospectus. In this prospectus, unless expressly noted or the content indicates otherwise, the words “we,” “us,” “our,” “ShiftPixy,” “Company” and similar references mean ShiftPixy, Inc. and its subsidiaries.

Company Overview

We are a human capital management platform. We provide payroll and related employment tax processing, human resources and employment compliance, employment related insurance, and employment administrative services solutions for our business clients (“clients” or “operators”) and shift work or “gig” opportunities for worksite employees. As consideration for providing these services, we receive administrative or processing fees as a percentage of a client’s gross payroll. The level of our administrative fees is dependent on the services provided to our clients, which ranges from basic payroll processing to a full suite of human resources information systems technology. Our primary operating business metric is gross billings, consisting of our clients’ fully burdened payroll costs, which includes, in addition to payroll, workers’ compensation insurance premiums, employer taxes, and benefits costs.

About this Offering

On October 5, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor, pursuant to which the Company issued and sold to the investor (i) in a registered direct offering, 56,250 shares of common stock at a price of $26.40 per share, and pre-funded warrants to purchase up to 38,125 shares of common stock at a price of $26.3976 per pre-funded warrant, and (ii) in a concurrent private placement, common stock purchase warrants (the “Private Placement Warrants”), exercisable for an aggregate of up to 94,375 shares of common stock. The pre-funded warrants have an exercise price of $0.0024, are exercisable upon issuance and will remain exercisable until all the pre-funded warrants are exercised in full. The Private Placement Warrants are exercisable for a period of five year years commencing six months from issuance. On October 16, 2023, the Company entered into an amendment to common stock purchase with the holder of the Private Placement Warrants. Pursuant to the amendment, the exercise price of the Private Placement Warrants was increased from $26.40 to $30.504. The registered direct offering and concurrent private placement closed on October 10, 2023.

The securities issued in the registered direct offering were offered and sold pursuant to the Company’s shelf registration statement on Form S-3 (File No. 333-269477), initially filed by the Company with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), on January 31, 2023, and declared effective on February 13, 2023.

The Private Placement Warrants (and the shares of common stock issuable upon the exercise of the Private Placement Warrants) were not registered under the Securities Act and were offered and sold pursuant to an exemption from the registration requirements of the Securities Act provided under Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated under the Securities Act.

Pursuant to the terms of the Purchase Agreement, the Company is required within 90 days of the closing to file a registration statement registering the resale of the shares of common stock issuable upon the exercise of the Private Placement Warrants. The Company is required to use commercially reasonable efforts to cause such registration to become effective within 30 days (60 days in the event the registration statement is reviewed by the SEC) of the filing of such registration statement, and to keep the registration statement effective as specified in the Purchase Agreement.

This prospectus includes the resale of 94,375 shares of common stock issuable upon exercise of the Private Placement Warrants.

Recent Developments

IHC Bankruptcy Litigation

On December 14, 2023, the Company received notice of an adversarial proceeding in a bankruptcy case, captioned Robert Angueira, as US Chapter 7 Trustee v. Shiftpixy, Inc, Shiftpixy Investments, Inc.  The case is related to Industrial Human Capital, “IHC”, a company that was an attempted SPAC in 2022. IHC was unable to finish the listing requirements and all money was returned to the investors. Because some creditors were unpaid after the IHC was closed due to insolvency, some IHC creditors filed an involuntary bankruptcy in the Southern District of Florida. The Chapter 7 Bankruptcy Trustee, correctly, asserted a claim against a transfer of $600,000 to the Company from IHC as a partial repayment of money owed related to the sponsorship IHC SPAC, and the Company is working to make arrangements for payment to the Trustee. In relation to the recent filing by the Chapter 7 Trustee, the Trustee asserts, amongst other things, that some officers and directors of the Company acted inappropriately in transferring those funds and subsequent to the filing of the involuntary bankruptcy.  These claims forced the Company to put ShiftPixy’s D&O carrier on notice and the Company is waiting for their decision on the matter(s). The Chapter 7 Trustee claims to be entitled to the $117 million dollars from the investors, shareholders, officers, and directors and Shiftpixy, Inc, for a bankruptcy estate with claims totaling $1.8 million ($382,000 of which are claims by Shiftpixy). Given the early stage of the litigation, it is too early to assess whether an unfavorable outcome for the Company is either probable or remote.

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RISK FACTORS

Investing in our securities involves risk. You should carefully consider the specific risks incorporated by reference in this prospectus, together with all the other information contained or incorporated by reference in this prospectus. In particular, you should consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” and elsewhere included in our annual report on Form 10-K for the year ended August 31, 2023, which are incorporated by reference in this prospectus and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read the section of this prospectus captioned “Cautionary Note Regarding Forward-Looking Statements,” in which we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements in this prospectus and the documents incorporated by reference that are not historical facts should be considered “Forward Looking Statements” within the meaning of the “Safe Harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the forward-looking statements can be identified by the use words such as “believe,” “expect,” “may,” “estimates,” “should,” “seek,” “approximately,” “intend,” “plan,” “estimate,” “project,” “continue” or “anticipates” or similar expressions or words, or the negatives of those expressions or words. These statements may be made directly in this prospectus and they may also be incorporated by reference in this prospectus from other documents filed with the SEC, and include, but are not limited to, statements about future financial and operating results and performance, statements about our plans, objectives, expectations and intentions with respect to future operations, products and services, and other statements that are not historical facts. These forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from any sale or other disposition of the shares of common stock covered by this prospectus. All proceeds from the sale of the shares will be paid directly to the selling stockholder. We will receive proceeds upon the cash exercise of the Private Placement Warrants, however. Assuming full cash exercise of the Private Placement Warrants, we would receive gross proceeds of approximately $2.9 million. We currently intend to use any net proceeds from Private Placement Warrant exercises for general corporate purposes, including working capital.

To the extent the resale of the shares of common stock underlying Private Placement Warrants is registered under the Securities Act and there is a prospectus available for such registered resale, holders of Private Placement Warrants are required to pay the exercise price for the Private Placement Warrants in cash. If no such registration statement and prospectus are available following April 10, 2024, the Private Placement Warrants may be exercised through cashless exercise, where the holder of the Private Placement Warrants receives fewer shares upon exercise of its Private Placement Warrants but does not pay the Company any cash to exercise the Private Placement Warrants.

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SELLING STOCKHOLDER

The shares of common stock being offered by the selling stockholder consist of 94,375 shares underlying the Private Placement Warrants issued under the Purchase Agreement. We are registering the shares of common stock in order to permit the selling stockholder to offer the shares for resale from time to time. The selling stockholder has not had had any material relationship with us within the past three years. The selling stockholder is a not a broker-dealer or an affiliate of a broker-dealer.

The table below lists the selling stockholder and other information regarding the beneficial ownership of the shares of common stock by the selling stockholder. The second column lists the number of shares of common stock beneficially owned by the selling stockholder, based on its ownership of the shares of common stock and warrants, as of December 14, 2023, assuming exercise of any warrants held by the selling stockholder on that date, without regard to any limitations on exercises.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholder. The fourth column assumes the sale of all of the shares offered by the selling stockholder pursuant to this prospectus.

Under the terms of the Private Placement Warrants, the selling stockholder may not exercise the Private Placement Warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the Private Placement Warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholder may sell all, some or none of its shares in this offering. See “Plan of Distribution.”

Selling Stockholder	Number of shares beneficially owned prior to offering(1)	Number of shares offered	Number of shares beneficially owned after offering(2)	Percentage of shares beneficially owned after offering(3)
Armistice Capital, LLC(4)	217,159(5)	94,375	122,784	2.3%

(1) Under applicable SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of a convertible security. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security. To our knowledge, subject to community property laws where applicable, the selling stockholder named in the table has sole voting and investment power with respect to the common stock shown as beneficially owned by such selling stockholder, except as otherwise indicated in the footnotes to the table.

(2) Represents the amount of shares that will be held by the selling stockholder after completion of this offering based on the assumptions that (a) all common stock registered for resale by the registration statement of which this prospectus is part will be sold and (b) no other shares of common stock are acquired or sold by the selling stockholder prior to completion of this offering. However, the selling stockholder may sell all, some or none of such shares offered pursuant to this prospectus and may sell other shares of common stock that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144.

(3) Based on 5,397,698 shares of common stock outstanding as of December 14, 2023, and assumes that following the offering all of the Private Placement Warrants will have been exercised (such that 5,492,073 shares of common stock will be outstanding), and all of the shares offered by the selling stockholder hereunder will have been sold.

(4) The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the selling stockholder from exercising that portion of the warrants that would result in the selling stockholder and its affiliates owning, after exercise, a number of shares of common stock in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(5) Includes 94,375 shares issuable upon exercise of Private Placement Warrants and 122,784 shares issuable upon exercise of other warrants held by the selling stockholder.

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PLAN OF DISTRIBUTION

The selling stockholder of the securities and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling stockholder to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling stockholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

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The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) when all Private Placement Warrants are sold, and underlying shares are issued or sold, as the case may be, under the registration statement or pursuant to Rule 144 under the Securities Act, (ii) the underlying shares may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 under the Securities Act, and (iii) the three (3) year anniversary of the date of the closing date under the Purchase Agreement. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the selling stockholder or any other person. We will make copies of this prospectus available to the selling stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus has been passed upon for us by Bailey, Stock, Harmon, Cottam, Lopez LLP, Cheyenne, Wyoming.

EXPERTS

                The consolidated financial statements of ShiftPixy, Inc. as of August 31, 2023 and for each of the two years in the period ended August 31, 2023 appearing in our Annual Report on Form 10-K for the year ended August 31, 2023, have been audited by Marcum LLP, an independent registered public accountant, as set forth in its report thereon included therein, which include an explanatory paragraph as to the Company’s ability to continue as a going concern and an emphasis of matter paragraph related to the risks and uncertainties related to the Company’s outstanding payroll tax liabilities and which are incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

                The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits and schedules attached to the registration statement and the information incorporated by reference, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete, and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed below in “Where You Can Find More Information.” The documents we are incorporating by reference into this prospectus are:

•	Our Annual Report on Form 10-K for the fiscal year ended August 31, 2023, filed with the SEC on December 14, 2023;
•	Our Current Reports on Form 8-K filed on September 18, 2023, September 26, 2023, September 29, 2023, October 10, 2023, October 12, 2023, October 18, 2023, and October 31, 2023; and
•	The description of our common stock contained in our Registration Statement on Form 8-A, registering our common stock under Section 12(b) under the Exchange Act, filed with the SEC on June 28, 2017.

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All documents subsequently filed by us with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than current reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, including any exhibits included with such information, unless otherwise indicated therein) prior to the termination or completion of the offering made pursuant to this prospectus are also incorporated herein by reference and will automatically update and supersede information contained or incorporated by reference in this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: ShiftPixy, Inc., Attention: Corporate Secretary, 4101 NW 25th Street, Miami, FL 33142, phone number (888) 798-9100.

WHERE YOU CAN FIND MORE INFORMATION

                We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our securities offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is http://www.sec.gov.

We are subject to the reporting requirements of the Exchange Act, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website. We also maintain a website at http://www.shiftpixy.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 4101 NW 25th Street, Miami, FL 33142, (888) 798-9100.

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